UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           General Communication, Inc.
        ----------------------------------------------------------------
                                (Name of Issuer)


                              Class A Common Stock
        ----------------------------------------------------------------
                         (Title of Class of Securities)


                                   369385-10-9
                          -----------------------------
                                 (CUSIP Number)

                               William O. Charman
                                 Vice President
                            BancBoston Capital, Inc.
                               100 Federal Street
                          Boston, Massachusetts 021110
                                 (617) 434-3299
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                October 31, 1996
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

Check the following box if a fee is being paid with the statement (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------

CUSIP No. 369385-10-9                                   Page 2 of 14 Pages



                                  SCHEDULE 13D




1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          BancBoston Capital, Inc.
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)      X
                                                                    (b)
3.        SEC USE ONLY

4.        SOURCE OF FUNDS
                                                                OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Massachusetts
                            7.        SOLE VOTING POWER
         NUMBER OF                      0
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH

          8.                SHARED VOTING POWER
                               0
          9.                SOLE DISPOSITIVE POWER
                            976,017<F1>
          10.               SHARED DISPOSITIVE POWER
                              0
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.67%<F2>
14.       TYPE OF REPORTING PERSON
                                                                CO

--------
[FN]
<F1> These are the shares to which BancBoston Capital Inc. has a pecuniary interest. BancBoston Capital, Inc. is a party to a voting agreement as described in Item 5 hereof. In aggregate the parties to such agreement own directly 38,979,557 shares, 2,400,591 shares of which are available upon the conversion of Class B stock into Class A shares.
<F2> This percentage  reflects BancBoston Capital Inc.'s holdings only.
     The aggregate holdings of the parties to the voting agreement represents 59.06% of the outstanding Class A common stock.
[/FN]

-------------------------------------------------------------------------------

CUSIP No. 369385-10-9                                      Page 3 of 14 Pages



                                  SCHEDULE 13D



1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          BancBoston Investments, Inc.
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)      X
                                                                    (b)
3.        SEC USE ONLY

4.        SOURCE OF FUNDS
                                                                OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Massachusetts
                            7.        SOLE VOTING POWER
         NUMBER OF                      0
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH

          8.                SHARED VOTING POWER
                              0
          9.                SOLE DISPOSITIVE POWER
                            17,882<F3>
          10.               SHARED DISPOSITIVE POWER
                              0
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            .04%<F4>
14.       TYPE OF REPORTING PERSON
                                                                CO

--------
[FN]
<F3> These are the shares to which BancBoston Investments, Inc. has a pecuniary interest. BancBoston Investments, Inc. is subject to a voting agreement as described in Item 5 hereof. In aggregate the parties to such agreement own directly 38,979,557 shares, 2,400,591 shares of which are available upon the conversion of Class B stock into Class A shares.
<F4> This percentage  reflects BancBoston Investments,  Inc.'s shares only. The aggregate holdings of the parties to the voting agreement represents 59.06% of the outstanding Class A common stock.
[/FN]

-------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER.

                  Class A Common Stock (the "Stock")
                  General Communication, Inc.
                  2550 Denali Street, Suite 1000
                  Anchorage, Alaska  99503

ITEM 2.           IDENTITY AND BACKGROUND.

This  Statement  is  being  filed on  behalf  of  BancBoston  Capital,  Inc.,  a
Massachusetts corporation ("BBC") and BancBoston Investments, Inc., a Massachusetts corporation ("BBI" and together with BBC, the "BancBoston entities"). The BancBoston entities are wholly owned subsidiaries of The First National Bank of Boston, a national banking association ("the Bank of Boston").

The names of the executive officers and directors of the BancBoston entities and the Bank of Boston is set forth in Exhibit B attached hereto, which is incorporated herein by reference.

The address of the principal place of business and office of the BancBoston entities and the Bank of Boston, and each of their executive officers and a principal place of business of their directors is: 100 Federal Street, Boston, Massachusetts 02110.

The BancBoston entities, which are bank holding company subsidiaries, and their executive officers and directors are engaged in the principal business of acquiring and holding securities for investment purposes.

The Bank of Boston is a bank holding company registered under the Bank Holding Company Act, as amended. Through its banking subsidiaries, the Bank of Boston provides domestic retail banking, worldwide corporate and institutional banking, and trust and investment management services. In addition, the Bank of Boston directly or indirectly owns the stock of various nonbank companies engaged in business related to banking and finance. The executive officers of the Bank of Boston are engaged primarily in the business of carrying out the principal businesses of the Bank of Boston. Please see Exhibit B attached hereto, which is incorporated herein by reference, for the principal businesses of the directors of the Bank of Boston.

During the five years prior to the date hereof, the BancBoston entities and the Bank of Boston, and to the best of their knowledge, their executive officers and directors, have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

To the best knowledge of the BancBoston entities and the Bank of Boston, each of their executive officers and directors are U.S. citizens except as provided in Exhibit A attached hereto, which is incorporated by reference.


                                 -Page 4 of 14 -

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

General Communication, Inc. ("Company"), an Alaska corporation, closed as of October 31, 1996 ("Event Date") on the following purchase and acquisition transactions and certain other related agreements ("Transactions"): (1) Prime Securities Purchase and Sale Agreement, as amended by the parties at closing ("Prime Purchase Agreement"); (2) Alaska Cable Purchase Agreement; (3) Alaska Cablevision Asset Purchase Agreement; (4) McCaw/Rock Horner Asset Purchase Agreement; (5) McCaw/Rock Seward Asset Purchase Agreement; and (6) MCI Stock Purchase Agreement ("MCI Purchase Agreement"). The Transactions include a new voting agreement entered into between certain holders of Company Stock, including BBC ("New Voting Agreement"), and a registration rights agreement ("Prime Registration Rights Agreement").

Through the Transactions the Company has acquired, as of the Event Date, interests in seven cable companies providing services in Alaska as follows ("Cable Companies"): (1) all of the equity securities of, and profit participation rights in, Prime Cable of Alaska, L.P., a Delaware limited partnership ("Prime"); (2) substantially all of the assets of the Alaskan Cable companies comprised of three Alaska corporations as follows (collectively, "Alaskan Cable"): (a) Alaskan Cable Network/Fairbanks, Inc., (b) Alaskan Cable Network/Juneau, Inc. and (c) Alaskan Cable Network/Ketchikan-Sitka, Inc.; (3) substantially all of the assets of Alaska Cablevision, Inc., a Delaware corporation; (4) substantially all of the assets of McCaw/Rock Horner Cable Systems, J.V., an Alaska joint venture; and (5) substantially all of the assets of McCaw/Rock Seward Cable Systems, J.V., an Alaska joint venture.

As part of the consideration for the acquisition of Prime and Alaskan Cable, the Company, as of the Event Date, issued and sold 14,723,077 shares of the Stock (the "Cable Stock"), which was divided between those companies for further distribution to their respective security holders and subject to share holdback:
(1) Prime - 11,800,000 shares of the Stock (the "Prime Shares"); and (2) Alaskan Cable - 2,923,077 shares of the Stock to be distributed between the sole shareholder of each of the three corporations comprising Alaskan Cable in portions acceptable to the Company. Through the MCI Purchase Agreement the Company issued, as of the Event Date, 2,000,000 shares of the Stock ("MCI Stock") to MCI Telecommunications Corporation ("MCI").

The closing on the Prime Purchase Agreement and the closing on the MCI Purchase Agreement were each contingent upon the closing of the other. The Transactions were approved by the shareholders of the Company at its annual meeting held on October 17, 1996. The security holders of each Cable Company or otherwise consented to the Transaction on or prior to October 30, 1996.

With the issuance of the Cable Stock and the MCI Stock under the Transactions, the Prime Shares were distributed to the following parties (the "Prime Sellers"): Prime Cable Growth Partners, L.P., a Delaware limited partnership and limited partner of Prime ("Prime Growth"), Prime Venture I Holdings, L.P., a Delaware limited partnership and a limited partner of Prime and a general partner of Prime Growth ("Prime Holdings"), Prime Cable Limited Partnership ("PCLP"), a Delaware limited partnership and sole shareholder of Prime Cable Fund I, Inc., a

                                 -Page 5 of 14 -

Delaware corporation and the sole general partner of Prime ("Prime General Partner"), the shareholders of Alaska Cable, Inc., a Delaware corporation and limited partner of Prime ("ACI") and the partners of Prime Venture II L.P. a Delaware limited partnership ("Prime Venture"). The BancBoston entities are limited partners of Prime Holdings. BBC is a partner of PCLP and Prime Venture and a holder of profit participation rights in ACI.

No personal funds were expended by the BancBoston entities on the matters which have caused the filing of this statement.

ITEM 4.           PURPOSE OF TRANSACTION.

The BancBoston entities acquired the Stock of the Company for investment purposes, and intends to review continuously and monitor its investment in the Company. The BancBoston entities have the right under the Prime Purchase Agreement and the Prime Registration Rights Agreement, with certain limitations, to cause the Company to register the BancBoston entities resale of the stock pursuant to the Securities Act of 1933, as amended ("Securities Act"). The BancBoston entities have no current intention to transfer or otherwise dispose of the stock.

Pursuant to the Prime Purchase Agreement, at closing, certain of the Prime Sellers, including BBC, entered into the New Voting Agreement, through their designated agent Prime II Management, L.P. ("PIIM"), with certain other shareholders of the Company. BBI is subject to the New Voting Agreement. Under the New Voting Agreement, the parties thereto agree to vote their shares of Company common stock to cause the board of directors of the Company ("Company Board") to be maintained at not less than eight members, and the Prime Sellers who are parties to the agreement (and their distributees who agreed in writing to be bound thereby) have the right to nominate the individuals to fill two of such positions going forward. In part, the New Voting Agreement requires the parties to the agreement to vote for those nominees, and the nominees of the other parties of the New Voting Agreement, with limiting conditions as described in Item 6 of this statement.

Except as otherwise set forth above or as set forth in Item 6 in this statement, the filer of this statement has no present plans or proposals which may relate to or would result in any of the following:

(a) The acquisition by any person of any additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present Company Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company Board;


                                 -Page 6 of 14 -

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
         Section 13 of the Investment Company Act of 1940;

(g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those enumerated above.

The BancBoston entities, however, reserve the right to change its plans or intentions at any time and to take any and all actions that it deems appropriate to maximize the value of its investment including, among other things, from time to time increasing or decreasing the number of shares of Class A Common Stock by acquiring additional shares, or by disposing of all or a portion of the shares of Class A Common Stock in open market or privately negotiated transactions or otherwise, depending on existing market conditions and other considerations discussed below. The BancBoston entities intend to review its investment in the Company on a continuing basis and, depending upon the price and availability of Class A Common Stock, subsequent developments affecting the Company, the general business and future prospects of the Company, other investment and business opportunities available to the BancBoston entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of its investment in the Company.

ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

(a) BBC owns and has a pecuniary interest in 976,017 shares, or 2.67% of the outstanding Stock. BBI owns and has a pecuniary interest in 17,882 shares, or .04% of the outstanding Stock. The BancBoston entities do not have a pecuniary interest in the Class B Common Stock of the Company.

         The parties to the New Voting Agreement are deemed to beneficially own directly 38,979,557 shares or 59.06% of the outstanding Class A Common Stock, 2,400,591 shares of which are available upon conversion of the same number of shares of Class B common stock of the Company held by parties to the New Voting Agreement.

         The BancBoston entities expressly declares that the filing of this statement shall not be construed as an admission that the BancBoston entities are for the purposes of Section

                                 -Page 7 of 14 -

         13(d) or 13(g) of the Act, the beneficial owner of any securities requiring the filing of this statement other than those shares of Class A Common Stock in which the BancBoston entities have a pecuniary interest as set forth in this Item 5.

(b)      See Items 7-10 on the cover page.

(c)      See Item 3 above.

(d) No other person has the right or the power to direct the receipt of dividends or the proceeds from the sale of the securities reported herein.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

BBC and BBI (through Prime Holdings) and certain other Prime Sellers (through their designated agent PIIM) entered into the New Voting Agreement with Mr. Duncan, Mr. Walp, MCI and TCI GCI all of whom are shareholders of the Company. The New Voting Agreement governs the voting of the Class A Common Stock and the Class B Common Stock, no par value (the "Class B Common Stock") owned by such parties. The Class B Common Stock owned by certain of the parties is convertible on a share-per-share basis into Class A Common Stock at any time at the option of the owner of the Class B Common Stock. As a result of the Class B Common Stock conversion feature into Class A Common Stock, and as a result of the New Voting Agreement, the parties to such agreement may be deemed to be the beneficial owner in the aggregate of more than five percent (5%) of the outstanding Class A Common Stock. Notwithstanding the foregoing, the BancBoston entities expressly declare that the filing of this Statement shall not be construed as an admission that each of the BancBoston entities are, for the purposes of Section 13(d) and 13(g) of the Act, the beneficial owner of any securities covered by this Statement other than those shares of Class A Common Stock in which the BancBoston entities have a pecuniary interest. The BancBoston entities do not have a pecuniary interest in shares of Class B Common Stock.
(See Item 5 for the discussion of the Class A Common stock owned by the BancBoston entities.)

The New Voting Agreement provides that the parties thereto will, to the extent possible, cause the full membership of the Company Board to be maintained at not less than eight directors and that all shares subject to the agreement will be voted as one block for the election to the Company Board of individuals recommended by certain parties to the agreement and are to be voted as one block on such other matters which the parties to the Agreement have unanimously agreed. The allocation of recommendations for positions on the Company Board made by parties to the agreement is as follows: (1) for recommendation from MCI, two nominees; (2) for recommendations from Messrs. Duncan and Walp, one nominee each; (3) for recommendations from TCI GCI, two nominees; and (4) for recommendations from the Prime Sellers who are parties to the New Voting Agreement, through PIIM, two nominees, for so long as (i) such Prime Sellers collectively own at least 10% of the then issued and outstanding shares of the Stock and (ii) a management agreement entered into between PIIM and the Company ("Prime Management Agreement") is in full force and effect. However, if either of these

                                 -Page 8 of 14 -
conditions pertaining to such Prime Sellers is not satisfied, then such Prime Sellers (and their distributees who elect in writing to be bound thereby) are to be entitled to recommend only one nominee. If neither of the foregoing conditions pertaining to such Prime Sellers is met, such Prime Sellers are not to be entitled to recommend any nominee to the Company Board.

The stated term of the New Voting Agreement is through the completion of the annual shareholder meeting of the Company to take place in June 2001, or until there remains only one party to the agreement, whichever occurs first. However, the parties to the agreement may extend its term but only upon unanimous vote and written amendment to the agreement. A party to the agreement (other than the Prime Sellers and their distributees who elect in writing to be bound thereby) will be subject to the agreement until that party disposes of more than 25% of the votes represented by that party's holdings of Company common stock subject to the agreement. Notwithstanding the foregoing, each party to the New Voting Agreement must remain a party as to voting for nominees to the Company Board recommended by the Prime Sellers who are parties to the agreement and to maintain at least eight members on that board only for so long as either such Prime Sellers (and their distributees who agree in writing to be bound by the terms of the agreement) collectively own at least 10% of the then issued and outstanding shares of the Stock or the Prime Management Agreement is in effect.

The New Voting Agreement commenced effective as of the Event Date. The New Voting Agreement replaces the previous voting agreement between the following parties: (1) MCI; (2)TCI GCI; (3) Mr. Duncan; and (4) Mr. Walp.

Under the Prime Registration Rights Agreement, the initial distribution to and, to the extent required, subsequent resales or distributions by the Prime Sellers (and their distributees) of their portion of the Prime Shares will be registered under the Securities Act. To the extent subsequent resale or distributions by the Prime Sellers (and their distributees) are required to be registered, the Company will keep the prospectus through which such offers would be made current for a period of two years from the Event Date or otherwise satisfy its responsibilities for registration through other registration formats.

Under the Prime Management Agreement, PIIM will manage cable television systems (the "Company Cable Systems"). PIIM had, previous to the Event Date, managed the cable television systems owned by Prime and acquired by the Company on the Event Date. The Prime Management Agreement is to continue for a term of nine years unless earlier terminated under a number of circumstances including the following: (1) with respect to any of the Company Cable Systems, upon the termination or revocation of the Company's cable television certificate of public convenience and necessity or franchise for that systems; (2) upon the sale of all or substantially all of the Company Cable Systems; (3) upon PIIM's material breach of the agreement and failure to cure within 30 days; (4) upon the Company's material breach of the agreement and failure to cure within 30 days; or (5) after the second anniversary of the date of the agreement, at the option of either PIIM or the Company.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

The Prime Purchase Agreement is incorporated herein by reference from the Registration Statement on Form S-4 (Registration No. 333-13473) filed by the Company with the Securities and Exchange Commission on October 4, 1996
(the "Registration Statement"). Drafts of the New Voting Agreement, the Prime Registration Rights Agreement, and the Prime Management

                                 -Page 9 of 14 -

Agreement which were each exhibits to the Prime Purchase Agreement, are incorporated herein by reference from the Registration Statement.

The following documents are filed as Exhibits to this Statement and hereby are incorporated by reference.

(i)      Exhibit A - Joint Filing Agreement
(ii)     Exhibit B - Officers and Directors


                                -Page 10 of 14 -

SIGNATURES.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         BancBoston Capital, Inc.

                                         By:  /s/William O. Charman
                                              Name: William O. Charman
                                              Title:   Vice President


                                          BancBoston Investments, Inc.

                                         By:  /s/William O. Charman
                                              Name:  William O. Charman
                                              Title:    Vice President

Dated:  November 12, 1996

                                -Page 11 of 14 -